                          ____________________________


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549
                                   FORM 11-K



(MARK ONE)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the fiscal year ended December 31, 1997
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from __________________to ______________________.
     Commission file number . . . . . . . . . . . . . . . . . .. . . .    1-5964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834.


                          ____________________________

                              REQUIRED INFORMATION
                              --------------------



a.   Financial Statements.  The following financial statements are furnished for
     --------------------
     the Plan.

     1. Audited Statements of Net Assets Available for Benefits -
        December 31, 1997 and December 31, 1996.

     2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1997 and December 31, 1996.

     3. Notes to Financial Statements

     4. Schedules

        (a) Assets Held for Investment Purposes

        (b)  Reportable Transactions

b.  Exhibits
    --------

        Exhibit 23  Consent of Independent Auditors

                              Financial Statements
                                 and Schedules

                          IKON Office Solutions, Inc.
                            Retirement Savings Plan

                     Years ended December 31, 1997 and 1996
                      with Report of Independent Auditors

              IKON Office Solutions, Inc. Retirement Savings Plan

                              Financial Statements
                                 and Schedules


                     Years ended December 31, 1997 and 1996



                                    CONTENTS


Report of Independent Auditors..............................   1

Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statements of Changes in Net Assets Available for Benefits..   3
Notes to Financial Statements...............................   4

Schedules

Assets Held for Investment Purposes.........................  17
Reportable Transactions.....................................  18

                         Report of Independent Auditors

Trustees
IKON Office Solutions, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (formerly the Alco Standard Corporation Retirement Savings Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May 15, 1998
                                                           /s/ Ernst & Young LLP

              IKON Office Solutions, Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits


                                                       DECEMBER 31
                                                   1997            1996
                                            --------------------------------
ASSETS
Investments:
 Cash and cash equivalents                      $  7,245,288    $ 26,775,350
 IKON Office Solutions, Inc. common stock        219,457,013              --
 Unisource Worldwide, Inc. common stock           32,728,816              --
 Alco Standard Corporation common stock                   --     592,395,791
 Investment funds                                131,255,930     175,286,757
 Participant loans                                16,634,250      24,476,213
                                            --------------------------------
                                                 407,321,297     818,934,111

Transfers receivable from merged plans             1,239,156       1,444,397
Investment income receivable                         711,517       1,384,535
                                            --------------------------------
                                                 409,271,970     821,763,043

LIABILITIES
Accrued administrative expenses                      817,966         527,294
                                            --------------------------------
Net assets available for benefits               $408,454,004    $821,235,749
                                            ================================


See accompanying notes.

              IKON Office Solutions, Inc. Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                      YEAR ENDED DECEMBER 31
                                                       1997             1996
                                                --------------------------------
Additions:
 Employee contributions                          $  46,451,328     $ 54,007,081
 Employer contributions                             23,243,261       26,328,149
 Assets transferred or receivable from
   merged plans                                     32,579,543       55,671,620
 Dividend income                                     4,315,323        8,023,702
 Interest income                                     4,529,701        6,896,749
                                               ---------------------------------
Total additions                                    111,119,156      150,927,301
Deductions:
 Benefits paid to participants                      59,778,762       85,485,849
 Administrative expenses                             3,381,996        4,269,789
 Assets transferred to Unisource Worldwide, Inc.
   Retirement Savings Plan                         361,438,780               --
                                               ---------------------------------
Total deductions                                   424,599,538       89,755,638
                                               ---------------------------------

                                                  (313,480,382)      61,171,663

Realized and unrealized (loss) gain on
 investments                                       (99,301,363)      78,032,205
                                               ---------------------------------

Net (decrease) increase for the year              (412,781,745)     139,203,868

Net assets available for benefits at
 beginning of year                                 821,235,749      682,031,881
                                               ---------------------------------
Net assets available for benefits at
 end of year                                     $ 408,454,004     $821,235,749
                                               =================================


See accompanying notes.

              IKON Office Solutions, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

Employee contributions and related employer required matching contributions are recognized when employee contributions are withheld from the employees' pay.

The market value of the Alco Standard Corporation, IKON Office Solutions, Inc. and Unisource Worldwide, Inc. common stock is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund.

Guaranteed investment contracts held in the Stable Value Fund are valued at fair value. Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF PLAN

The IKON Office Solutions, Inc. Retirement Savings Plan (formerly the Alco Standard Corporation Retirement Savings Plan) (the "Plan") is a defined contribution plan. Participation is limited to full-time and part-time nonunion employees of IKON Office Solutions, Inc. and its domestic subsidiaries which adopt the Plan.

              IKON Office Solutions, Inc. Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

The Plan allows participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the Internal Revenue Code. Participants are immediately vested in their contributions.

Sponsoring units of IKON Office Solutions, Inc. (employers) contribute an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employers' contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

The Plan allows participant contributions (and any investment income earned thereon) to be allocated between investments in IKON Office Solutions, Inc. common stock or any of the available investment funds. Additional investments in Unisource Worldwide, Inc. common stock (which resulted from the spin-off of Unisource Worldwide, Inc.) are not permitted. Participants may change investment allocations at any time. Employer matching contributions are invested in IKON Office Solutions, Inc. common stock and may not be redirected to any of the other available investment options until the attainment of age 55.

The following is a brief description of the investment funds in which participants may direct their contributions.

 Stable Value Fund - Funds are invested in fixed income investments. The fund is managed by The Vanguard Group.

 Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

 Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

              IKON Office Solutions, Inc. Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

 PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small to mid capitalization and a potential for strong earnings' growth. The fund is managed by Pilgrim Baxter & Associates.

 American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to 1% over the prime lending rate.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan on the effective dates indicated.

                                                             EFFECTIVE DATE
                           PLAN                                 OF MERGER
-----------------------------------------------------------------------------
Creative Graphic Services, Inc. Profit Sharing Plan         March 1, 1996
Service Packaging Corporation Profit Sharing Plan           March 1, 1996
Adrian-Lewis, Inc. Profit Sharing Plan                      April 1, 1996
Business Products, Inc. 401(k) Plan                         April 1, 1996
Carousel Computer Solutions Thrift Plan                     April 1, 1996
The R3 Group 401(k) Plan                                    April 1, 1996
RBPI Retirement Plan                                        April 1, 1996
Reprotech Document Services, Inc. 401(k) Profit Sharing
 Plan                                                       April 1, 1996
Select Office Systems, Inc. 401(k) Plan                     April 1, 1996
Allstate Business Products, Inc. Integrated Defined
 Contribution Plan                                          May 1, 1996
Basetec 401(k) Profit Sharing Plan                          May 1, 1996
Cash Lewis Company 401(k) Plan                              May 1, 1996
The Clark Group Ltd. Profit Sharing Plan                    May 1, 1996
Cyberstar Corporation Employee Stock Ownership Plan         May 1, 1996

              IKON Office Solutions, Inc. Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

                                                             EFFECTIVE DATE
                           PLAN                                 OF MERGER
-----------------------------------------------------------------------------
Cyberstar Corporation 401(k) Plan                           May 1, 1996
Decker's Inc. 401(k) Retirement Plan                        May 1, 1996
Diversified Business Products, Inc. Retirement Savings
 Plan                                                       May 1, 1996
Inlander-Steinler Paper Company Profit Sharing Plan         May 1, 1996
Mankato Business Products, Inc. 401(k) Profit Sharing Plan  May 1, 1996
Miami Valley Office Products, Inc. 401(k) Profit Sharing
 Plan                                                       May 1, 1996
Packaging Consultants & Supply Co., Inc. Profit Sharing
 and Incentive Savings Plan                                 May 1, 1996
SOS Office Systems, Inc. Profit Sharing Plan                May 1, 1996
Spiral Recycling, Inc. Profit Sharing Plan                  May 1, 1996
Western Paper Distributors, Inc. Profit Sharing Plan        May 1, 1996
Business Services Company of Utica, Inc. Profit Sharing
 Plan                                                       June 1, 1996
Camadon, Inc. 401(k) Profit Sharing Plan                    June 1, 1996
Coordinated Business Systems Ltd. Savings Plan              June 1, 1996
Corporate Graphics, Inc. Tax Deferred Retirement Plan       June 1, 1996
Jack Davenport Typewriter Company Profit Sharing 401(k)
 Plan                                                       June 1, 1996
D&D Office Products, Inc. 401(k) Plan                       June 1, 1996
Document Services, Inc. Profit Sharing Retirement Plan      June 1, 1996
Quorum Corporation Profit Sharing Retirement Plan           June 1, 1996
Atlanta Legal Copies, Inc. 401(k) Retirement Savings Plan   July 1, 1996
Complete Business Systems, Inc. Thrift and Profit Sharing
 Plan                                                       July 1, 1996
Copy Data of Lafayette, Inc. Profit Sharing 401(k) Plan     July 1, 1996
CDP Imaging Systems 401(k) Plan                             July 1, 1996
DeGroot Office Machine Company Profit Sharing Plan          July 1, 1996
Marwyck 401(k) Plan                                         July 1, 1996
MBS Business Systems, Inc. 401(k) Profit Sharing Plan       July 1, 1996
More Copy Systems, Inc. 401(k) Profit Sharing Plan          July 1, 1996
Raban Supply, Inc. 401(k) Profit Sharing Plan               July 1, 1996
RMA/Kolko Corporation Profit Sharing/401(k) Plan            July 1, 1996
Richards & Simmons, Inc. Profit Sharing Savings Plan        July 1, 1996
Scot Business Systems, Inc. 401(k) Plan                     July 1, 1996
Set Point Paper 401(k) Pension and Savings Plan             July 1, 1996
Source One Corporation, Inc. Profit Sharing Savings Plan    July 1, 1996
Source One Supply of Ft. Wayne, Inc. Profit Sharing
 Savings Plan                                               July 1, 1996

              IKON Office Solutions, Inc. Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

                                                             EFFECTIVE DATE
                           PLAN                                 OF MERGER
-----------------------------------------------------------------------------
Standard Copy, Inc. 401(k) Plan                             July 1, 1996
Systems, Inc. Pension Plan                                  July 1, 1996
West Coast Information Systems, Inc. Employees' 401(k)
 and Profit Sharing Plan                                    July 1, 1996
Carr Paper Company 401(k) Profit Sharing Plan               October 1, 1996
Central Office Products, Inc. 401(k) Plan                   October 1, 1996
Conifer Crent Company Salary Savings Plan                   October 1, 1996
Copy Systems of Savannah, Inc. 401(k) Retirement Plan       October 1, 1996
Engineered Packaging Systems, Inc. Retirement Plan          October 1, 1996
Engineered Packaging Systems Indiana, Inc. Retirement Plan  October 1, 1996
Graham Copy Products, Inc. Profit Sharing Plan              October 1, 1996
BCS Integration 401(k) Plan                                 January 1, 1997
Blue-Prints, Inc. 401(k) Profit Sharing Plan                January 1, 1997
Cleo's Products & Services, Inc. 401(k) Plan                January 1, 1997
The Computer Group, Inc. 401(k) Plan                        January 1, 1997
Data-Image Systems Corp. 401(k) Profit Sharing Plan         January 1, 1997
Executive Automation Consultants, Inc./Network Institute
 of America, Inc. Profit Sharing 401(k) Plan                January 1, 1997
Global Services, Inc. Employee Savings Plan                 January 1, 1997
Graphic Management & Services Group, Inc. Profit Sharing
 Plan                                                       January 1, 1997
Integra Technology International, Inc. 401(k) Profit
 Sharing Plan                                               January 1, 1997
Lasergraphics 401(k) Profit Sharing Plan                    January 1, 1997
Legal One, Inc. 401(k) Plan                                 January 1, 1997
Mount Auburn Press, Inc. 401(k) Plan                        January 1, 1997
Prounis Consulting Group, Inc. 401(k) Plan                  January 1, 1997
Real World Systems, Inc. 401(k) Plan                        January 1, 1997
Sunrise Computer Systems, Inc. 401(k) Profit Sharing Plan   January 1, 1997
Universal Network, Inc. Savings and Profit Sharing Plan     January 1, 1997
The Woodhull Corporation Profit Sharing and Savings Plan    January 1, 1997
Zachary Jackson, Inc. Profit Sharing Plan                   January 1, 1997
Zachary Jackson, Inc. 401(k) Plan                           January 1, 1997
Hotel Copy Centers of NYC, Inc., (Imagetech) 401(k) Profit
 Sharing Plan                                               January 1, 1997
Employees' 401(k) Plan of Winson Olson Co, Inc.             February 1, 1997

              IKON Office Solutions, Inc. Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

                                                             EFFECTIVE DATE
                           PLAN                                 OF MERGER
-----------------------------------------------------------------------------
Southern Copy Products 401(k) Plan                          February 1, 1997
City Business Machines, Inc. 401(k) Plan                    April 1, 1997
HBM Technology Services, Inc. 401(k) Profit Sharing Plan    April 1, 1997
Larry Smith Office Equipment, Inc. 401(k) Profit Sharing
 Plan                                                       March 1, 1997
Kenwood Associates 401(k) Plan                              April 1, 1997
Key Business Systems, Inc. Profit Sharing Plan              April 1, 1997
IBEC Profit Sharing Plan                                    April 1, 1997
Double D Press, Inc. 401(k) Plan                            May 1, 1997
The Waldec Group 401(k) Plan                                June 1, 1997
Riverbend Group, Inc. 401(k) Profit Sharing Plan            June 1, 1997
Carlson Group, Inc. 401(k) Plan                             June 1, 1997
Plain Paper Solutions, Inc. 401(k) Profit Sharing Plan      June 1, 1997
Duplicating Products, Inc. 401(k) Savings Plan              June 1, 1997
Tech Doc Pub., Inc. 401(k) Retirement Plan                  June 1, 1997
Legal Copy Specialists, Inc. Profit Sharing Plan            June 1, 1997
OA Systems, Inc. Retirement Savings Plan                    July 1, 1997
Micro Information Services, Inc. 401(k) Plan                July 1, 1997
Document Technology, Inc. Retirement Savings Plan           July 1, 1997
The Intec Group, Inc. (Mida University) 401(k) Plan         August 1, 1997
E. N. Dunlap, Inc. 401(k) Savings Plan                      August 1, 1997
Integrated Management Systems, Inc. Retirement Plan         August 1, 1997
Professional Computing, Inc. 401(k) Plan                    September 1, 1997
MicroAge of Mesa 401(k) Profit Sharing Plan                 October 1, 1997
Legal Copy of Hartford Specialists, Inc. Profit Sharing
 Plan                                                       October 1, 1997
Information Marketing, Inc. Profit Sharing Plan             December 1, 1997
The Eagle Copy Service Profit Sharing Plan                  December 1, 1997

The above mergers resulted in transfers of net assets to the Plan of $32,579,543 and $55,671,620 during the plan years ended December 31, 1997 and 1996, respectively.

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

              IKON Office Solutions, Inc. Retirement Savings Plan

3. UNISOURCE SPIN-OFF

On June 19, 1996, Alco Standard Corporation (Alco) announced that it would separate Unisource, its printing and imaging and supply systems distribution business from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, Alco declared a dividend payable to shareholders of record of Alco common stock at the close of business on December 13, 1996 of one share of common stock, $.001 par value, of Unisource for every two shares of Alco stock. The distribution resulted in 100% of the outstanding shares of Unisource common stock being distributed to Alco shareholders on January 2, 1997. As a result of this distribution, the Plan received 5,737,490 shares of Unisource stock with a market value of $115,466,976 on January 2, 1997.

The spin-off was completed on December 31, 1996 and Alco changed its name to IKON Office Solutions, Inc. on January 23, 1997. The Benefits Agreement entered into by Alco and Unisource at the time of the spin-off called for Unisource to establish a new plan identical to the Plan. The net assets, totaling $361,438,780, of the Plan attributable to the account balances in the Plan of participants who were actively employed by, or not actively employed but receiving wages for reasons other than illness or injury from, Unisource Worldwide, Inc. were transferred to the Unisource plan on January 2, 1997.

4. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

              IKON Office Solutions, Inc. Retirement Savings Plan

5. INVESTMENTS

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                SHARES OR
 IDENTITY OF INVESTMENTS        PAR VALUE           COST         MARKET VALUE
-------------------------------------------------------------------------------
DECEMBER 31, 1997:

IKON Office Solutions,
 Inc.
 Common Stock               7,802,916 shares     $224,021,266      $219,457,013

Unisource Worldwide, Inc.
 Common Stock               2,296,759 shares       47,977,370        32,728,816


Vanguard Institutional
 Index Fund                    505,603 units       37,023,828        45,281,695

PBHG Growth Fund               957,630 units       24,239,188        24,314,241

DECEMBER 31, 1996:

Alco Standard Corporation
 Common Stock              11,474,979 shares     $283,543,051      $592,395,791

Vanguard Institutional
 Index Fund                    704,064 units       42,317,379        48,481,810

              IKON Office Solutions, Inc. Retirement Savings Plan

  5. INVESTMENTS (CONTINUED)


  Information about the net assets available for benefits by separate investment programs at December 31, 1997 and 1996 is as follows:


                                                                                Vanguard
                                            IKON Common      Stable Value     Institutional                     PBHG Growth
                                               Stock            Fund           Index Fund      Balanced Fund        Fund
                                         ----------------------------------------------------------------------------------
1997
ASSETS
Investments:
 Cash and cash equivalents                 $  4,361,969      $          1      $       289    $   658,245      $       347
 IKON Office Solutions, Inc. common stock   219,457,013
 Unisource Worldwide, Inc. common stock
 Investment funds                                              45,346,526       38,151,406     12,827,397       24,314,241
 Participant loans
Investment income receivable                     23,143            69,397          501,545        103,818
Transfer receivable from merged plans
                                         ----------------------------------------------------------------------------------
Total assets                                223,842,125        45,415,924       38,653,240     13,589,460       24,314,588

LIABILITIES
Accrued administrative expenses                 285,889            51,751           41,916         15,970           27,082
                                         ----------------------------------------------------------------------------------
Net assets available for benefits          $223,556,236       $45,364,173      $38,611,324    $13,573,490      $24,287,506
                                         ==================================================================================

1996
ASSETS
Investments:
 Cash and cash equivalents                  $10,842,575       $10,011,270      $         -    $   990,232      $         -
 Alco Standard Corporation common stock     592,395,791
 Investment funds                                              69,050,098       40,322,117     14,910,688       37,482,182
 Participant loans
Transfer receivable from merged plans
Investment income receivable                     59,499            44,857        1,041,100        214,891
                                         ----------------------------------------------------------------------------------
Total assets                                603,297,865        79,106,225       41,363,217     16,115,811      37,482,182

LIABILITIES
Accrued administrative expenses
                                         ----------------------------------------------------------------------------------
Net assets available for benefits          $603,297,865       $79,106,225      $41,363,217    $16,115,811     $37,482,182
                                         ===================================================================================

                                            American Funds'
                                             EuroPacific        Unisource       Participants
                                             Growth Fund      Common Stock         Loans        Other Assets      Total
                                         ----------------------------------------------------------------------------------
1997
ASSETS
Investments:
 Cash and cash equivalents                 $          -       $   782,499      $     1,007    $ 1,440,931     $  7,245,288
 IKON Office Solutions, Inc. common stock                                                                      219,457,013
 Unisource Worldwide, Inc. common stock                        32,728,816                                       32,728,816
 Investment funds                            10,616,360                                                        131,255,930
 Participant loans                                                              16,634,250                      16,634,250
Investment income receivable                                        3,587                          10,027          711,517
Transfer receivable from merged plans                                                           1,239,156        1,239,156
                                         ----------------------------------------------------------------------------------
Total assets                               $ 10,616,360       $33,514,902      $16,635,257    $ 2,690,114     $409,271,970

LIABILITIES
Accrued administrative expenses                  12,352            44,474                         338,532          817,966
                                         ----------------------------------------------------------------------------------
Net assets available for benefits          $ 10,604,008       $33,470,428      $16,635,257    $ 2,351,582     $408,454,004
                                         ==================================================================================

1996
ASSETS
Investments:
 Cash and cash equivalents                 $          -       $         -      $       348    $ 4,930,925     $ 26,775,350
 Alco Standard Corporation common stock                                                                        592,395,791
 Investment funds                            13,521,672                                                        175,286,757
 Participant loans                                                              24,476,213                      24,476,213
Transfer receivable from merged plans                                                           1,444,397        1,444,397
Investment income receivable                                                                       24,188        1,384,535
                                         ----------------------------------------------------------------------------------
Total assets                                 13,521,672                 -       24,476,561      6,399,510      821,763,043

LIABILITIES
Accrued administrative expenses                                                                   527,294          527,294
                                         ----------------------------------------------------------------------------------
Net assets available for benefits          $ 13,521,672       $         -      $24,476,561    $ 5,872,216     $821,235,749
                                         ==================================================================================

              IKON Office Solutions, Inc. Retirement Savings Plan

5. INVESTMENTS (CONTINUED)

The changes in net assets available for benefits by separate investment programs for the years ended December 31, 1997 and 1996 are as follows:






                                                                                Vanguard                            AMERICAN  FUNDS'
                                                  IKON         Stable VALUE    Institutional   BALANCED     PBHG      EUROPACIFIC
                                              COMMON STOCK          FUND        Index FUND       FUND    GROWTH FUND   Growth FUND
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits at
 January 1, 1996                               $534,260,621   $70,473,219   $25,457,169      $9,689,477  $10,087,306 $ 3,653,507
   Employee contributions                        43,929,005       962,790     2,278,511       1,047,304    4,224,837   1,564,634
   Employer contributions                        26,158,465        41,763        39,838          29,482       37,393      21,208
   Investment income                              6,919,153     4,187,453     1,102,416         221,056                  559,510
   Assets transferred or receivable
     from merged plans                            4,518,838    42,178,906       760,877         822,446    1,310,825     475,152
   Benefit payments                             (56,021,674)  (22,304,429)   (3,067,332)     (1,659,181)  (1,639,349)   (694,833)
   Administrative expenses
   Realized and unrealized gain
     (loss) on investments                       68,734,437                   5,484,869       1,491,217    1,336,287     962,574
   Interfund transfers                          (25,200,980)  (16,433,477)    9,306,869       4,474,010   22,124,883   6,979,920
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1996                              603,297,865    79,106,225    41,363,217      16,115,811   37,482,182  13,521,672
   Employee contributions                        29,958,142     2,856,812     4,147,438       1,686,982    5,395,263   2,406,624
   Employer contributions                        23,292,684        37,832        42,546          27,064       35,738      16,617
   Investment income                              1,469,804     2,385,320       365,505          73,351          347     841,539
   Assets transferred to Unisource
     Worldwide, Inc. Retirement
     Savings Plan                              (255,661,786)  (40,026,608)  (23,224,595)     (7,763,161) (18,340,456) (7,589,586)
   Assets transferred or receivable
     from merged plans                            2,464,845    25,756,772     1,289,282         915,942    1,242,891     746,319
   Benefit payments                             (26,841,142)  (13,990,971)   (4,713,730)     (3,339,876)  (4,010,167) (1,530,520)
   Administrative expenses                         (285,889)      (51,751)      (41,916)        (15,970)     (27,082)    (12,352)
   Realized and unrealized gain
     (loss) on investments                      (91,489,532)                  6,717,100       1,845,585     (827,433)   (285,948)
   Interfund transfers                          (62,648,755)  (10,709,458)   12,666,477       4,027,762    3,336,223   2,489,643
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1997                             $223,556,236   $45,364,173   $38,611,324     $13,573,490  $24,287,506 $10,604,008
                                            ========================================================================================

                                                 UNISOURCE    GEORGIA-PACIFIC    PARTICIPANT    OTHER
                                               COMMON STOCK    COMMON STOCK        LOANS        ASSETS        TOTAL
                                           -----------------------------------------------------------------------------------------
Net assets available for benefits at
 January 1, 1996                            $          -      $3,267,765      $10,964,688     $14,178,129   $682,031,881
   Employee contributions                                                                                     54,007,081
   Employer contributions                                                                                     26,328,149
   Investment income                                               1,473        1,544,694         384,696     14,920,451
   Assets transferred or receivable
     from merged plans                                                            236,743       5,367,833     55,671,620
   Benefit payments                                              (99,051)                                    (85,485,849)
   Administrative expenses                                                                     (4,269,789)    (4,269,789)
   Realized and unrealized gain
     (loss) on investments                                        22,821                                      78,032,205
   Interfund transfers                                        (3,193,008)      11,730,436      (9,788,653)             -
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1996                                     -               -       24,476,561       5,872,216    821,235,749
   Employee contributions                             67                                                      46,451,328
   Employer contributions                       (209,220)                                                     23,243,261
   Investment income                           2,071,663                        1,386,862         250,633      8,845,024
   Assets transferred to Unisource
     Worldwide, Inc. Retirement
     Savings Plan                                                              (8,832,588)                  (361,438,780)
   Assets transferred or receivable
     from merged plans                            21,210                            9,896         132,386     32,579,543
   Benefit payments                           (5,352,356)                                                    (59,778,762)
   Administrative expenses                       (44,474)                                      (2,902,562)    (3,381,996)
   Realized and unrealized gain
     (loss) on investments                   (15,261,135)                                                    (99,301,363)
   Interfund transfers                        52,244,673                         (405,474)     (1,001,091)             -
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits at
 December 31, 1997                           $33,470,428      $        -      $16,635,257      $2,351,582   $408,454,004
                                            ========================================================================================

13

              IKON Office Solutions, Inc. Retirement Savings Plan

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1997, the Plan purchased from IKON Office Solutions, Inc. 1,855,897 shares (cost $52,174,789) of its common stock. During 1996, the Plan purchased 840,331 shares (cost $39,456,849) of Alco Standard Corporation common stock. In 1997, these shares were purchased at fair market value on the date of purchase. In 1996, amounts paid for these shares approximated the average market price in the month of purchase.

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          DECEMBER 31
                                                    1997              1996
                                             ----------------------------------
Net assets available for benefits per the
 financial statements                            $408,454,004      $821,235,749
Amounts allocated to withdrawn participants          (154,296)         (829,831)
                                             ----------------------------------
Net assets available for benefits per the
 Form 5500                                       $408,299,708      $820,405,918
                                             ==================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 1997
                                                         ------------------
Benefits paid to participants per the financial
 statements                                                     $59,778,762
Add: amounts allocated to withdrawn participants at
 December 31, 1997                                                  154,296
Less: amounts allocated to withdrawn participants
 at December 31, 1996                                              (829,831)
                                                         ------------------
Benefits paid to participants per the Form 5500                 $59,103,227
                                                         ==================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

              IKON Office Solutions, Inc. Retirement Savings Plan

8. SUBSEQUENT EVENTS

The Plan has experienced a material decline in net assets available for benefits subsequent to December 31, 1997 due to declines in the market values of IKON and Unisource common stock from $28.125 and $14.25 per share, respectively, at December 31, 1997 to $21.50 and $13.0625, respectively, at May 15, 1998.

Assets related to the mergers in 1998 will be transferred to the Plan as soon as administratively possible.

                                                            EFFECTIVE DATE
                           PLAN                                OF MERGER
---------------------------------------------------------------------------
3D Communications, Inc. 401(k) Profit Sharing Plan          January 1, 1998
Foto Beam, Inc. Profit Sharing Plan                         February 1, 1998
Percomco, Inc. Employees' Profit Sharing Plan               February 1, 1998
American Business Systems 401(k) Profit Sharing Plan        February 1, 1998
Copifax, Inc. 401(k) Plan                                   March 1, 1998
Virtual Networks, Inc. 401(k) Profit Sharing Plan           April 1, 1998

                                   Schedules

              IKON Office Solutions, Inc. Retirement Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1997

         IDENTITY OF ISSUE               DESCRIPTION OF INVESTMENT              COST           CURRENT VALUE
---------------------------------------------------------------------------------------------------------------
Collective Short-Term Investment     Short-term fixed income
 Fund of the Northern Trust           investments - 7,245,288 units
 Company*                                                                      $  7,245,288        $  7,245,288

IKON Office Solutions, Inc.*         Common Stock - 7,802,916 shares            224,021,266         219,457,013

Unisource Worldwide, Inc.            Common Stock - 2,296,759                    47,977,370          32,728,816

Vanguard Institutional Index Fund    Equity investments - 505,603 units          37,023,828          45,281,695

PBHG Growth Fund                     Equity investments - 957,630 units          24,239,188          24,314,241

American Funds' EuroPacific          Equity investments - 408,008 units
 Growth Fund                                                                     10,729,256          10,616,360

Deutsche Bank                        Guaranteed investment contracts -
                                      13,958,637 units                           13,958,637          13,958,637

United Bank of Switzerland           Guaranteed investment contracts -
                                      5,517,832 units                             5,517,832           5,517,832

Vanguard Investment Contract         Guaranteed investment contracts -
 Trust                                15,929,381 units                           15,929,381          15,929,381

Principal Mutual                     Guaranteed investment contracts -
                                      3,827,998 units                             3,827,998           3,827,998

Bayerische Landesbank                Guaranteed investment contracts -
                                      5,194,786 units                             5,194,786           5,194,786

Metropolitan Life Insurance Company  Guaranteed investment contracts -
                                      2,589,745 units                             2,589,745           2,589,745

Caisse des Depots et Consignations   Guaranteed investment contracts -
                                      4,025,255 units                             4,025,255           4,025,255

Participant loans                    Participant loans, at various
                                      interest rates ranging between
                                      6% and 11.5%                                                   16,634,250
                                                                       ----------------------------------------
                                                                               $402,279,830        $407,321,297
                                                                       ========================================

*Party-in-interest

              IKON Office Solutions, Inc. Retirement Savings Plan

                            Reportable Transactions

                          Year ended December 31, 1997


                                                                              SELLING PRICE
                                                                               OR MATURITY                  NET GAIN
    IDENTIFY OF PARTY INVOLVED       DESCRIPTION OF ASSETS     PURCHASE PRICE     VALUE         COST        OR (LOSS)
--------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating 5% of plan assets
----------------------------------------------------------------------------------------
IKON Office Solutions, Inc.*       Common stock--purchased
                                   1,855,897 shares and sold
                                   662,701 shares in
                                   multiple transactions      $ 52,174,789     $ 18,710,969  $ 14,246,104   $4,464,865

Collective Short-Term Investment   Short-term fixed income
 Fund of The Northern              investments--purchased
 Trust Company*                    417,545,980 units and
                                   sold 398,015,912 shares
                                   in multiple transactions    417,545,980      398,015,912   398,015,912           --

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended December 31, 1997.

*Party-in-interest

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                    IKON OFFICE SOLUTIONS, INC.
                                    RETIREMENT SAVINGS PLAN



By:  /s/ Nancy J. Heiden                  Dated:  June 26, 1998
    ------------------------------------
         Nancy J. Heiden
         Plan Administrator

                                   FORM 11-K

              IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1997



                               INDEX TO EXHIBITS
                               -----------------



Exhibit Number          Description
--------------          -----------

Exhibit 23              Consent of Independent Auditors